

March 4, 2014

Via E-mail
Steven Frye
Chief Executive Officer and President
Elite Data Services, Inc.
4447 N Central Expressway, Suite 110-135
Dallas, TX 75403

>   Re: **Elite Data Services, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed April 16, 2013**
>   **Current Report on Form 8-K**
>   **Filed October 3, 2013**
>   **File No. 000-11050**

Dear Mr. Frye:

We issued comments to you on the above captioned filings on January 31, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 18, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jay Mumford at (202) 551-3637 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Donald P. Hateley, Esq.